Exhibit 12.1

AIRTRAN HOLDINGS, INC.

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands)

	Year Ended December 31					Three Months Ended March 30
	1998	1999	2000	2001	2002	2002	2003
Income (loss) before taxes and cumulative effect of change in accounting principle	$(40,738)	$(96,655)	$47,436	$1,140	$9,959	$(4,021)	$2,036
Amortization of capitalized interest	—	38	187	5,413	4,091	1,260	32
Interest including interest capitalized	28,701	34,586	48,143	45,466	34,084	8,990	6,901
Less interest capitalized during the period	(3,339)	(6,736)	(8,826)	(8,025)	(4,781)	(1,511)	(32)
Interest portion of rent expense	7,950	7,235	11,336	33,375	64,442	12,863	22,006

Earnings (loss)	$(7,426)	$(61,532)	$98,276	$77,369	$107,795	$17,581	$30,943

Interest including interest capitalized	$28,701	$34,586	$48,143	$45,466	$34,084	$8,990	$6,901
Interest portion of rent expense	7,950	7,235	11,336	33,375	64,442	12,863	22,006

Fixed Charges	$36,651	$41,821	$59,479	$78,841	$98,526	$21,853	$28,907

Ratio of Earnings to Fixed Charges	(1)	(1)	1.7	(1)	1.1	(1)	1.1

(1)	For the periods ended December 31, 1998, 1999 and 2001 and for the three months ended March 31, 2002, the Company’s earnings were insufficient to cover fixed charges by $44,077, $103,353, $1,472 and $4,272, respectively.